

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2024

James M. Anderson
Executive Vice President and Chief Financial Officer
First Financial Bancorp.
255 East Fifth Street Suite 800
Cincinnati, OH 45202

> **Re: First Financial Bancorp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **File No. 001-34762**

Dear James M. Anderson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance